FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d - 16 of

the Securities Exchange Act of 1934

Press Release issued on December 23, 2003

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorská 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

EUROTEL BRATISLAVA ANNOUNCES RETENTION OF

FINANCIAL ADVISORS WITH A VIEW TO POSSIBLE REFINANCING OF

€175 MILLION SENIOR GUARANTEED NOTES DUE 2007

Bratislava, Slovakia, December 23, 2003 — EuroTel Bratislava a.s. (“EuroTel” or “we”), a leading Slovak telecommunications company, announced today that it had retained Citibank, N.A. and Všeobecná úverová banka, a.s., a member of the Gruppo IntesaBci, as Mandated Lead Arrangers (collectively, the “Arrangers”) of a credit facility in the aggregate principal amount of Sk6 billion (€145.81 million), to provide funds for a possible early redemption (the “Redemption”) of all amounts outstanding under the €175 million Senior Secured Notes due 2007 (the “Notes”) issued by EuroTel’s subsidiary, Slovak Wireless Finance Company, B.V. (“SWFC”), pursuant to an Indenture entered into on March 23, 2000 (the “Indenture”) between EuroTel, SWFC and The Bank of New York, as trustee.

Pursuant to the provisions of the Indenture, SWFC may redeem the Notes starting in March 2004. For purposes of raising the funds necessary to redeem the total amount of Notes currently outstanding, EuroTel and the Arrangers have executed a Commitment Letter to underwrite a Sk6 billion (€145.81 million) syndicated credit facility (the “Credit Facility”).

The Arrangers’ commitment to provide EuroTel with the Credit Facility is subject to numerous conditions precedent, including (among other things) the satisfactory completion of documentation and the absence of adverse market conditions. As a result, we can give no assurances as to whether we will obtain the necessary funds in a timely fashion and, therefore, whether we will be in a position to effectuate the Redemption.

This notice is provided for informational purposes only and does not, nor is it intended to, constitute notice of early redemption with respect to any of the aforementioned Notes, and EuroTel makes no commitment to an early redemption of any of the Notes. In the event EuroTel should decide to proceed with the Redemption or any other early redemption as provided for in the Indenture, holders of the Notes will be notified thereof in the appropriate form in accordance with the terms of the Indenture.

[1]	Unless otherwise noted, all monetary amounts presented are in Slovak Crowns (Sk).
Amounts in Euros (€) are presented as convenience translations only. At December 23, 2003, €1.00 = Sk41.163.
At December 23, 2002, €1.00 = 41.799 (source: National Bank of Slovakia).

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For more information, contact:

Ivan Bošňák	Marilena LaRosa
Chief Financial Officer	Investor Relations
+421-2-4955-5114	+1-212-983-1702 x208
bosnaki@eurotel.sk	investor relations@eurotel.sk

Or consult our web page at: http://www.eurotel.sk

EuroTel (http://www.eurotel.sk) is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services. As of September 30, 2003, the Company’s GSM and NMT mobile networks covered approximately 98% of the Slovak Republic’s population of 5.4 million. EuroTel is owned 51% by Slovak Telecom (http://www.telecom.sk), a subsidiary of Deutsche Telekom AG (Frankfurt, amtlicher Handel: DTE / NYSE: DT; http://www.telekom.de), and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Wireless Services, Inc. (NYSE: AWE; http://www.attws.com).

This press release contains statements about expected future events that are forward-looking and, therefore, subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in the Slovak Republic, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. or the EU and economic downturns; the effect of changes in the regulatory environment in the Slovak Republic; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain the financing necessary to pursue business opportunities; and our ability to adapt to rapid technological changes and significant competition. You are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For the purposes of Regulation G, the information submitted to the SEC on this Form 6-K shall be deemed as issued by EuroTel contemporaneously outside and inside the United States and not specifically targeted at persons located in the United States.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 23, 2003	EuroTel Bratislava, a.s.

	By:	/S/ ROBERT CHVÁTAL
Robert Chvátal Chief Executive Officer

	By:	/s/ IVAN BOŠŇÁK
Ivan Bošňák Chief Financial Officer

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